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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

ADC Telecommunications, Inc.
(Name of Subject Company)

ADC Telecommunications, Inc.
(Name of Person Filing Statement)

Common Stock Par Value $0.20 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

000886309
(CUSIP Number of Class of Securities)

Jeffrey D. Pflaum
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
(952) 938-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the "SEC") on July 26, 2010, (as subsequently amended, the "Schedule 14D-9") by ADC Telecommunications, Inc. (the "Company"), relating to the cash tender offer by Tyco Electronics Minnesota, Inc. ("Purchaser"), a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics Ltd., a Swiss corporation ("Parent"), to purchase all of the outstanding Shares at a price of $12.75 per Share (the "Offer Price"). If the Offer is completed, Parent shall pay the Offer Price net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 26, 2010 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal") contained in the Schedule TO filed by Purchaser and Parent with the SEC on July 26, 2010 (as subsequently amended, the "Schedule TO"). The Offer to Purchase and the Letter of Transmittal together constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 9 by reference, except that such information is hereby amended to the extent specifically provided herein.

        This Amendment No. 9 is being filed to reflect certain updates as reflected below.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

        Item 2 of the Schedule 14D-9 is hereby amended and supplemented by add after the fourth full paragraph of subsection (b) "Tender Offer," the following paragraph:

          On October 18, 2010, Purchaser extended the Offer until 5:00 p.m., New York City time, on Monday, November 15, 2010, unless further extended. As of 5:00 p.m. on October 18, 2010, approximately 86,482,478 Shares (including 4,860,216 Shares tendered by notice of guaranteed delivery) had been tendered and not withdrawn pursuant to the Offer, representing approximately 89.13% of the outstanding Shares. The full text of a press release issued by Parent announcing the extension of the Offer is filed as Exhibit (a)(5)(BB) hereto and is incorporated herein by reference.

Item 8.    ADDITIONAL INFORMATION.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section under the heading "Shareholder Litigation" with the following:

          Minnesota State Court.

          Beginning on July 14, 2010, several putative shareholder class action complaints were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District and the United States District Court for the District of Minnesota against various combinations of Parent, Purchaser, the Company, the individual members of the Board and one of the Company's non-director officers. Minnesota State Court. Beginning on July 14, 2010, eleven putative shareholder class action complaints challenging the transaction were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District, against various combinations of Parent, Purchaser, the Company, the individual members of the Board and one of the Company's non-director officers. The complaints generally allege, among other things, that the members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the transaction improperly favors Parent; that certain provisions of the Merger Agreement unduly restrict the Company's ability to negotiate with rival bidders; and that the Company shareholders have been deprived of the ability to make an informed decision as to whether to tender their shares. In several of these actions, plaintiffs also purport to bring derivative actions on behalf of the Company against the individual members of the Board, alleging that the individual members of the Board are wasting corporate assets, abusing their ability to control the Company and breaching their fiduciary duties. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

          Beginning on July 14, 2010, various plaintiffs in these lawsuits filed motions to consolidate the suits, to appoint their counsel interim lead counsel and to compel expedited discovery. In addition, various plaintiffs in these suits sought regular document discovery from defendants.

          On July 29, 2010, the court held a conference under Rule 16 of the Minnesota Rules of Civil Procedure. Following the conference, on July 30, 2010, the court entered an order setting a schedule for plaintiffs to file a consolidated amended complaint and setting a briefing and hearing schedule for defendants' motions to dismiss that complaint. On August 2, 2010, the court entered an order approving the voluntary dismissal of one of these suits. On August 9, 2010, the court entered an order consolidating the suits under the caption In re ADC Telecommunications, Inc. Shareholders Litigation (the "Consolidated State Action").

          On August 4, 2010, plaintiffs in these lawsuits filed a consolidated shareholder derivative and class action complaint. The consolidated complaint alleges, among other things, that the members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders. The consolidated complaint further alleges that the Company and the Board violated their fiduciary duties owed to the public shareholders of the Company in connection with the Company's July 26, 2010 filing of the Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended, the "Schedule 14D-9") insofar as the Schedule 14D-9 is materially misleading or omissive. The consolidated complaint further alleges that Parent and Purchaser aided and abetted such breaches of fiduciary duties. The consolidated complaint seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

          On August 11, 2010, defendants moved to dismiss the consolidated shareholder derivative and class action complaint.

          On August 16, 2010, the court entered an order appointing plaintiffs' co-lead counsel and liaison counsel, as preliminarily approved on July 30, 2010.

          On August 30, 2010, the parties to the Consolidated State Action, along with the parties to the related actions pending in the United States District Court for the District of Minnesota (the "Federal Actions"), entered into a Memorandum of Understanding (the "MOU") setting forth the terms and conditions of an agreement in principle to resolve all of the claims asserted in the Consolidated State Action and the Federal Actions.

          On September 1, 2010, in accordance with the MOU and the proposed settlement, the Company filed Amendment No. 6 to the Schedule 14D-9, which provided certain supplemental disclosures in form and substance similar to the supplemental disclosures set forth in an exhibit to the MOU; which disclosures included, but were not limited to, additional information concerning: the background of the negotiations leading up to the Offer, the Merger and the Merger

  Agreement; the potential strategic alternatives available to the Company and considered by the Board; and the data, inputs, methodologies and analyses underlying the financial valuation work performed by the Company's financial advisors.

          On September 23, 2010, the parties executed a stipulation of settlement (the "Stipulation"), which replaces the MOU and sets forth the terms and conditions of the proposed settlement. Pursuant to the Stipulation, the Consolidated State Action will be dismissed with prejudice on the merits, the plaintiffs in the Federal Actions will voluntarily dismiss those actions, and all defendants will be released from any and all claims relating to, among other things, the Offer, the Merger, the Merger Agreement and any disclosures made in connection therewith. The Stipulation is subject to customary conditions, including completion of the Offer and consummation of the Merger, completion of certain confirmatory discovery, class certification and final approval by the District Court of Hennepin County, Minnesota, Fourth Judicial District, following notice to the shareholders of the Company. In connection with the settlement, the Company or its successor-in-interest has agreed to pay to plaintiffs' counsel fees and expenses not to exceed $925,000, subject to court approval. On October 14, 2010, the District Court of Hennepin County, Minnesota, Fourth Judicial District entered an order preliminarily approving the proposed settlement and setting forth the schedule and procedures for notice to the shareholders of the Company and the court's final review of the settlement. The court scheduled a hearing for February 10, 2011, at 8:45 a.m. central time, at which the court will consider the fairness, reasonableness and adequacy of the settlement, the proposed final certification of the class, and an application by plaintiffs' counsel for fees and expenses.

          The settlement will not affect the form or amount of consideration to be received by the Company shareholders in the Offer or subsequent Merger.

          The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned actions or that they have engaged in any wrongdoing. The defendants have entered into the MOU to eliminate the uncertainty, burden, risk, expense and distraction of further litigation. For additional information on these matters, please refer to the Schedule 14D-9 and amendments thereto, as well as the Stipulation. The Stipulation is annexed as exhibit (a)(5)(AA) hereto and hereby is incorporated by reference.

          Minnesota Federal District Court.

          Beginning on July 28, 2010, two putative shareholder class action complaints and one individual shareholder complaint challenging the transaction were filed in the United States District Court for the District of Minnesota against the Company and the individual members of the Board, and one such complaint names Parent and Purchaser as additional defendants. The complaints allege, among other things, that the members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. The complaints further allege that the Company and the Board violated Section 14(d)(4) and Section 14(e) of the Exchange Act in connection with the Company's July 26, 2010 filing of the Schedule 14D-9 with the SEC insofar as the Schedule 14D-9 is materially misleading or omissive. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches and alleged violations of the Exchange Act, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

          As described above, on September 23, 2010, the parties to the Federal Actions entered into the Stipulation setting forth the terms and conditions of an agreement in principle to resolve all of the claims asserted in the Federal Actions.

Item 9.    EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit		Description
(a)(5	)(BB)	Tyco Electronics Extends Tender Offer for ADC, October 19, 2010 (incorporated by reference to exhibit (a)(27) to Schedule TO-T/A filed by Tyco Electronics Ltd. on October 19, 2010)

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC TELECOMMUNICATIONS, INC.
	By:	/s/ JAMES G. MATHEWS James G. Mathews Vice President, Chief Financial Officer
Date: October 19, 2010

EXHIBIT INDEX

Exhibit		Description
(a)(1	)(A)	Offer to Purchase, dated July 26, 2010 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1	)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1	)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1	)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1	)(E)	Form of Letter to Clients (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1	)(F)	Summary Advertisement, dated July 26, 2010 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(1	)(G)	Form of Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated July 26, 2010 (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(2	)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*

(a)(2	)(B)	Letter to shareowners, dated July 26, 2010*

(a)(5	)(A)	Transcript of conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 15, 2010)

(a)(5	)(B)	Presentation materials from conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Tyco Electronics Ltd. on July 13, 2010)

(a)(5	)(C)	Transcript from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 15, 2010).

(a)(5	)(D)	Presentation materials from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 14, 2010)

(a)(5	)(E)	Letter to employees of ADC Telecommunications, Inc. from Robert E. Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 13, 2010)

(a)(5	)(F)	Letter to employees of ADC Telecommunications, Inc. from Tom Lynch, CEO of Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).

Exhibit		Description
(a)(5	)(G)	Key facts regarding Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).

(a)(5	)(H)	Letter to Star Tribune newspaper in Minneapolis, Minnesota, from Robert Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 19, 2010)

(a)(5	)(I)	Complaint filed by Lawrence Barone, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(8) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(J)	Complaint filed by Robert Freeman, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(9) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(K)	Complaint filed by Thomas Haller, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(10) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(L)	Complaint filed by Gunter Jacobius, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(11) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(M)	Complaint filed by Asbestos Workers Local Union 42 Pension Fund, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(12) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(N)	Complaint filed by Joel Gerber, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(13) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(O)	Complaint filed by Gary Novitsky, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(14) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(P)	Complaint filed by Michael Partansky, individually and on behalf of all others similarly situated, on July 16, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(15) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(Q)	Complaint filed by Brad Bjorkland and Karl A. Lacher, individually and on behalf of all others similarly situated, on July 20, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(16) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

Exhibit		Description
(a)(5	)(R)	Complaint filed by Jack Borror and Pat Borror, individually and on behalf of all others similarly situated, on July 23, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(17) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5	)(S)	Complaint filed by Michael Gill, individually and on behalf of all others similarly situated, on July 26, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(18) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on July 28, 2010)

(a)(5	)(T)	Complaint filed by E. Joyce Emmons, individually and on behalf of all others similarly situated, on July 28, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(19) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)

(a)(5	)(U)	Complaint filed by Brad Bjorklund, individually and on behalf of all others similarly situated, on August 2, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(20) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)

(a)(5	)(V)	Consolidated Complaint filed by Asbestos Workers Local Union 42 Pension Fund, Gunter Jacobius, Robert Freeman, Gary Novitsky, Joel Gerber, Lawrence Barone, Thomas Haller, Michael Partansky, Jack Borror and Pat Borror, and Michael Gill, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on August 4, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(21) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)

(a)(5	)(W)	Complaint filed by Milford and Ronnae D. Patsel, individually and on behalf of all others similarly situated, on August 9, 2010, in the United States District Court of the District of Minnesota (incorporated by reference to exhibit (a)(22) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 19, 2010)

(a)(5	)(X)	Tyco Electronics Extends Tender Offer for ADC, August 24, 2010 (incorporated by reference to exhibit (a)(23) to Schedule TO-T/A filed by Tyco Electronics Ltd. on August 24, 2010)

(a)(5	)(Y)	Supplemental Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated August 24, 2010 (incorporated by reference to exhibit (a)(24) to Schedule TO-T/A filed by Tyco Electronics Ltd. on August 24, 2010)

(a)(5	)(Z)	Tyco Electronics Extends Tender Offer for ADC, September 20, 2010 (incorporated by reference to exhibit (a)(25) to Schedule TO-T/A filed by Tyco Electronics Ltd. on September 21, 2010)

(a)(5	)(AA)	Stipulation and Agreement of Compromise, Settlement, and Release, dated September 22, 2010 (incorporated by reference to exhibit (a)(26) to Schedule TO-T/A filed by Tyco Electronics Ltd. on September 28, 2010)

(a)(5	)(BB)	Tyco Electronics Extends Tender Offer for ADC, October 19, 2010 (incorporated by reference to exhibit (a)(27) to Schedule TO-T/A filed by Tyco Electronics Ltd. on October 19, 2010)

Exhibit	Description
(e)(1)	Agreement and Plan of Merger, dated as of July 12, 2010, by and among Tyco Electronics Ltd., Tyco Electronics Minnesota, Inc., and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on July 13, 2010)

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2010, by and among Tyco Electronics, Ltd., Tyco Electronics Minnesota, Ltd. and ADC Telecommunications, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(e)(3)	Executive Employment Agreement, effective August 13, 2003, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10-e to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003)

(e)(4)	Amendment to Employment Agreement, dated December 28, 2008, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009)

(e)(5)	Second Amendment to Employment Agreement, dated July 1, 2009, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 1, 2009)

(e)(6)	ADC Telecommunications, Inc. Executive Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-a to the Company's Current Report on Form 8-K dated September 30, 2007)

(e)(7)	ADC Telecommunications, Inc. Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-d to the Company's Current Report on Form 8-K dated September 30, 2007)

(e)(8)	Confidentiality Agreement, dated March 26, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(e)(9)	Exclusivity Letter Agreement, dated July 11, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(e)(10)	ADC Retirement Savings Plan: Script for Call Center Regarding Tyco Electronics' Tender Offer (incorporated by reference to exhibit (g)(1) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)

(e)(11)	Frequently Asked Questions Regarding Tyco Electronics and ADC, August 6, 2010 (incorporated by reference to exhibit (g)(2) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)

(e)(12)	ADC Ret. Savings Plan: Script for Call Center Regarding Tyco Electronics Tender Offer (incorporated by reference to exhibit (g)(3) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on September 1, 2010)

*
Included in mailing of tender offer materials to the Company's shareowners by Parent.

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  Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  Item 8. ADDITIONAL INFORMATION.
  Item 9. EXHIBITS.
SIGNATURES